2019-01-21

PRESS RELEASE

Oasmia announces that the extraordinary general meeting 25 January 2019 is cancelled

Uppsala, Sweden, January 21, 2019 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the ”Company”) hereby announces that the board of directors of the Company has resolved to cancel the extraordinary general meeting which was to be held 25 January 2019.

Oasmia on 28 November 2018 announced that the Company intended to issue notice to an extraordinary general meeting. Oasmia subsequently, on 14 December 2018, announced a notice to an extraordinary general meeting to be held 25 January 2019. The notice to the extraordinary general meeting was a result of that Oasmia’s largest shareholder, Arwidsro Investment AB and Per Arwidsson (jointly ”Arwidsro”), based on Chapter 7 Section 13 of the Swedish Companies Act, had requested that Oasmia should issue notice to an extraordinary general meeting.

The background for Arwidsro’s request to issue notice to an extraordinary general meeting is the dispute regarding 23,225,806 of Oasmia’s warrants of series 2018/2019, which Arwidsro claims it is entitled to and which dispute Oasmia has described in previously published information.

On 15 January 2019, Arwidsro presented its proposal for a new board of directors of Oasmia. The board of directors of Oasmias as well as the majority in Oasmia’s nomination committee deems that the issue regarding the composition of the board of directors should be further processed with the purpose of ensuring that a proposal meets the requirements in Nasdaq Stockholm’s rule book, the Swedish Corporate Governance Code and other for Oasmia applicable listing regulations. In order to safeguard the Company and against the background that Oasmia and Arwidsro are involved in discussions regarding the dispute between Arwidsro and Oasmia, the board of directors of Oasmia has resolved to cancel the extraordinary general meeting which was to be held 25 January 2019. Oasmia’s board of directors presently do not have the intention to issue notice to a new extraordinary general meeting on the basis of Arwidsro’s request.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 (0)18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB (NASDAQ: OASM) develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on January 21, 2019.